Filed Pursuant to Rule 433

Registration No. 333-274977-02

Union Electric Company

Pricing Term Sheet

September 30, 2024

Issue:	5.125% First Mortgage Bonds due 2055
Principal Amount:	$450,000,000
Coupon (Interest Rate):	5.125% per annum
Maturity Date:	March 15, 2055
Benchmark Treasury:	4.625% due May 15, 2054
Benchmark Treasury Price:	108-23
Benchmark Treasury Yield:	4.113%
Spread to Benchmark Treasury:	+102 basis points
Re-offer Yield:	5.133%
Offering Price (Issue Price):	99.881% of the principal amount
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2025
Optional Redemption:	Prior to September 15, 2054 (the “Par Call Date”) redeemable, in whole or in part, at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the First Mortgage Bonds to be redeemed matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 20 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the First Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Expected Ratings (Moody’s/S&P)*:	A2 (Stable) / A (Stable)
Trade Date:	September 30, 2024
Settlement Date:	October 7, 2024 (T+5)**
CUSIP / ISIN:	906548 CZ3 / US906548CZ38
Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
KeyBanc Capital Markets Inc.
Co-Managers:	Academy Securities, Inc.
Samuel A. Ramirez & Company, Inc.
Stern Brothers & Co.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated September 30, 2024.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

** It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about the Settlement Date specified above, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the First Mortgage Bonds initially are expected to settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533 or (iv) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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